99.(a)(13)


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR
JAPAN


                         Innogy Holdings plc ("Innogy")

                             Cancellation of Listing

Innogy has applied to the UK Listing Authority for the cancellation of the listing of Innogy ordinary shares on the Official List with effect from 17 July 2002. Innogy also expects that the New York Stock Exchange will delist the Innogy ADSs at that time. Soon after that time, application will be made to the US Securities and Exchange Commission for deregistration of the Innogy ADSs.


Mike Bowden
Managing Director of Corporate Services
and Company Secretary

ENDS


For Further Information, contact:

John Wilkinson Head of Media and External Relations     01793 893852

Steve Cronin    Investor Relations Director             020 7406 1910